Suite 2200 1201 Third Avenue Seattle, WA 98101-3045 Marcus J. Williams 206.757.8170 tel 206.757.7170 fax marcwilliams@dwt.com

July 25, 2011

VIA EDGAR AND FEDERAL EXPRESS OVERNIGHT

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-4561

Attention:	Mr. David Lin
Mr. Todd K. Schiffman

Re:	HomeStreet, Inc.
Registration Statement on Form S-1 and Form S-1/A
Filed May 6, 2011, as amended on May 19, 2011, June 20, 2011, July 8, 2011 and
July 25, 2011
File No. 333-173980

On behalf of our client HomeStreet, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) that were set forth in the Staff’s letter, dated July 19, 2011, regarding the above-referenced Registration Statement on Form S-1. We have carefully reviewed and considered each comment contained in that letter, and would respectfully submit the proposed responses and actions indicated below. For ease of reference, the text of each of the Staff’s comments is set forth below followed in each case by our response. Unless otherwise noted, references to page numbers in our responses are to Amendment No. 4 to the Registration Statement on Form S-1 of the Company (SEC File No. 333-173980) as filed with the Commission on July 25, 2011.

Amendment No. 3 to Registration Statement on Form S-1

Business

Third Party Loan Review, page 135

Staff Comment No. 1: Refer to prior comment 8 of our letter dated July 1, 2011. We note that the consent of Unicon Financial Services, Inc. filed as Exhibit 23.3 to the registration statement does not comply with Rule 436(a) of the Securities Act of 1933, as it does not

Securities and Exchange Commission

expressly state that Unicon consents to the quotation or summarization of its Loan Portfolio Opinions in the registration statement. Please refile the consent with the proper representation. Also, we note that your description of Unicon’s report identifies the report date “as of March 31, 2011”, while Unicon’s consent is regarding a report dated “April 2011.” Revise your disclosure to clarify the date of the report, and make conforming changes to Unicon’s consent.

RESPONSE: We have revised the Company’s disclosures relating to the Unicon study that appeared on page 135 of Amendment 3; the revised language is on pages 137-138 of Amendment 4. We also have revised Unicon’s consent to state expressly that Unicon consents to the quotation or summarization of its Loan Portfolio Opinions in the registration statement and refiled such consent as Exhibit 23.3 to the Registration Statement. Please note that this study has been updated by Unicon to review the Company’s position as of June 30, 2011 in a report dated July 2011 and the document has also been revised to reflect that update.

Significant Sources of Noninterest Income, page 141

Staff Comment No. 2: We have reviewed your revised disclosure in response to prior comment 1 in our letter dated July 1, 2011 and believe that your disclosure continues to include statements attributed to the MBA / STRATMOR study. We also understand that you paid MBA / STRATMOR a fee for the study data and that the data is not publicly available to investors. To the extent you retain this study data in the prospectus, please include the written consent of MBA / STRATMOR. Please refer to Securities Act Rule 436.

RESPONSE: We have revised the disclosure to eliminate references to this study.

Staff Comment No. 3: To the extent that you continue to quote data from MBA / STRATMOR’s study in your disclosure, we are unable to conclude that the study data provides meaningful information to investors given that the data is for the period ending December 31, 2009 and the study group of peer bank and nonbank mortgage participants have not been identified. Please revise the disclosure to provide updated study data and identify the group of peer bank and nonbank mortgage participants. Make conforming changes to the disclosure on page 11 and elsewhere in the prospectus, as applicable. Alternatively you may remove all references to this study data in the prospectus.

RESPONSE: As noted in our response to Staff Comment No. 4 above, we have removed any reliance on the study data from the prospectus. Please see revised disclosures at pages 11 and 143 of Amendment 4.

Exhibits

Securities and Exchange Commission

Staff Comment No. 4: Please file as exhibits the consents of each director nominee named in the first table on page 175 of the registration statement. Refer to Rule 438 of the Securities Act of 1933.

RESPONSE: We have filed consents for each of the director nominees as Exhibits 23.4 through 23.7.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for providing the Company with the opportunity to respond to your comments. Please do not hesitate to contact Marcus J. Williams at (206) 757-8170 if you have any questions or concerns, or if you would like to discuss the substance of this letter or the documents referred to herein.

Very truly yours,

Davis Wright Tremaine LLP

/s/ Marcus J. Williams

Marcus J. Williams

cc:	Mark K. Mason
Godfrey B. Evans
John C. Grosvenor
Matthew S. O’Laughlin